September 13, 2013

RE: Get cash now from your Apple REIT Seven, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Apple REIT Seven, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $5.50 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Apple REIT Seven, Inc. to decide if or when you get your money back. But this offer expires on October 31, 2013, so you must act soon.

Why take advantage of this opportunity today?

•
Apple REIT has decided not to offer you liquidity. Apple REIT Seven, Inc. announced earlier this year it was “evaluating” a potential consolidated transaction and/or listing, but it then proposed only a merger with Apple Nine and Apple Eight.  No listing of shares is yet planned or announced, only further “exploration of certain strategic alternatives.”  Sell today and ensure you get your money out from this security.

•	Highest Offer Price. We have increased our offer price by approximately 10% to $5.50 per share compared to our last offer!

•	No Redemption Program. In connection with the potential consolidated transaction, Apple REIT Seven has suspended its Share Redemption Program even though there is no other liquidity!

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Apple REIT Seven, Inc. can be very difficult to sell. It can take weeks or months to find an interested buyer and Apple REIT Seven, Inc. may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, we will wire funds into your account as soon as Apple REIT Seven, Inc. is ready to transfer. MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer. The Offer is at available at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/Apple7.pdf, and for free by calling us. If you choose to sell your Shares to us, please read and sign the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (800) 854-8357, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires October 31, 2013 (unless extended). So don’t delay. Fill out and mail in the Apple REIT Seven, Inc. Assignment Form today!

The Purchasers are offering to purchase for cash up to 1,000,000 Shares of common stock of Apple REIT Seven, Inc., at a price of $5.50 per Share, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read, available at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/Apple7.pdf, and by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON OCTOBER 31, 2013, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.